UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission File Number 1-9700

A. Full title and address of the Plan, if different from that of the issuer named below:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
211 Main Street
San Francisco, CA 94105

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94108

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2008 and 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBIT

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Empolyee Benefits Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 19, 2009

By: ______________________________
Jay L. Allen
Executive Vice President —
Human Resources and Employee Services

SchwabPlan®
Retirement Savings and Investment Plan

Financial Statements for the Years Ended December 31, 2008 and 2007, Supplemental Schedule as of December 31, 2008 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 19, 2009

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	**2008**	**2007**
Assets		
Investments – at fair value or amounts that approximate fair value:		
Mutual funds	$ 537,183,561	$ 858,270,224
Common stock of The Charles Schwab Corporation	491,025,801	924,400,101
Self-directed brokerage accounts	242,634,462	298,946,088
Collective trust funds	206,352,708	202,652,601
Participant notes receivable	32,974,460	28,821,990
Total investments	1,510,170,992	2,313,091,004
Receivables:		
Employer contributions	52,972,927	52,130,982
Accrued dividends and interest	71,682	130,834
Due from broker for investments sold	3,295,438	4,380,797
Total receivables	56,340,047	56,642,613
Total assets	1,566,511,039	2,369,733,617
Liabilities		
Due to broker for investments purchased	3,168,703	4,956,507
Net Assets Reflecting Investments at Fair Value or Amounts that Approximate Fair Value	$ 1,563,342,336	$ 2,364,777,110
Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund™	6,818,341	—
Net Assets Available for Benefits	$ 1,570,160,677	$ 2,364,777,110

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2008	2007
(Reductions) Additions to Net Assets Available for Benefits		
Investment (loss) income:		
Dividends and interest	$ 45,370,908	$ 123,233,335
Net (depreciation) appreciation in fair value of investments:		
Mutual funds	(359,648,966)	9,109,104
Common stock of The Charles Schwab Corporation	(303,509,890)	234,069,929
Self-directed brokerage accounts	(108,614,128)	12,523,002
Collective trust funds	(13,798,539)	6,132,442
Total investment (loss) income	(740,200,615)	385,067,812
Contributions:		
Participants' salary deferral and rollover	108,815,728	115,952,008
Net employer contributions	52,875,922	52,039,714
Total contributions	161,691,650	167,991,722
Total (reductions) additions to net assets available for benefits	(578,508,965)	553,059,534
Deductions from Net Assets Available for Benefits		
Distributions to participants	(216,107,468)	(338,944,673)
(Decrease) increase in Net Assets	(794,616,433)	214,114,861
Net Assets Available for Benefits		
Beginning of year	2,364,777,110	2,150,662,249
End of year	$ 1,570,160,677	$ 2,364,777,110

See Notes to Financial Statements.

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2008, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers all eligible employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC) serves as trustee of the Plan. On January 1, 2008, CSTC was merged into Charles Schwab Bank, a depository institution subsidiary of CSC. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of CSC common stock held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($15,500 for 2008 and 2007). Such contributions are not currently taxable to participants and can be matched by CSC's contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of five percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 or higher before the end of the Plan year to make catch-up contributions up to 50 percent of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,000 for 2008 and 2007). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided for in 2008 and 2007.

Beginning in January 2008, employees eligible to participate in the 401(k) salary deferral program are eligible to elect Roth 401(k) contributions, which are made on an after-tax basis. Combined pre-tax contributions and Roth 401(k) contributions may not exceed the limit on 401(k) deferrals under the IRC. CSC will match Roth 401(k) contributions in the same manner as the pre-tax 401(k) Basic Match. CSC's Roth 401(k) match contributions are made on a pre-tax basis and will be taxed to the participant upon distribution from the Plan.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made for 2008 and 2007.

CSC's Basic Match and Profit Contribution, if any, are made in the first quarter of the subsequent year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible for the Profit Contribution, if one is made. The allocation will be based on eligible compensation while an employee during the Plan year.

Beginning in January 2009, if a participant terminates employment during the year due to death, retirement, or disability as defined in the Plan, the participant would also be eligible to receive the Basic Match for that Plan year. The Basic Match allocation will be based on the participant's salary deferral contribution and eligible compensation while an employee during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution, if any. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 10 core investment options, which include the Common Stock of CSC and mutual funds that cover stocks and bonds.

Additionally, CSC provides a set of collective trust funds – Schwab Managed Retirement Trust Funds™, Charles Schwab Stable Value Fund™, and the SSGA Bond Index Fund. The Schwab Managed Retirement Trust Funds™ are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement. The Schwab Managed Retirement Trust Funds™ are diversified across multiple asset classes, including large-cap equities, small-cap equities, international equities, fixed income, stable value, and money market.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options available. Participants are responsible for paying trading fees and commissions in their PCRA. Beginning January 2008, participants no longer pay a discounted annual fee for maintaining a PCRA. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in the PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of one percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent of their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus one percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and investment earnings on these amounts. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in the CSC stock fund.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2008 and 2007, the forfeiture amounts used to reduce the employer contribution were immaterial.

Beginning in January 2009, retirement is defined as the earlier of age 55 with 10 years of service or age 65.

Administrative Expenses—The Plan document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2008 and 2007, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of the Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from those estimates.

Risks and Uncertainties—The investment options of the Plan are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment options, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Investment—The Plan's investments are generally stated at fair value. Shares of mutual funds and collective trust funds are valued at the quoted net asset value of shares held by the Plan or using quoted prices of the underlying investments of these funds at year end. Investments held in a PCRA are valued at quoted market prices at year end. Participant notes receivable are recorded at amortized cost, which approximates fair value.

The Plan's investment in the Charles Schwab Stable Value Fund™ is a pooled investment fund of primarily insurance contracts, which meet the definition of benefit responsiveness described in *Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Guide and Defined-Contribution Health and Welfare and Pension Plans*. The investment in the Charles Schwab Stable Value Fund™ is included at fair value in collective trust funds in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. At December 31, 2007, the fair value of the investment in the Charles Schwab Stable Value Fund™ was not materially different than the contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

New Accounting Standard—Statement of Financial Accounting Standards (SFAS) No. 157—Fair Value Measurements was effective beginning January 1, 2008. This statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements. The adoption of SFAS No. 157 did not have any impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits, but expanded the disclosures in the Plan's financial statements. See note "5. Fair Value Measurements," for disclosures pursuant to SFAS No. 157.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan's net assets available for benefits:

	December 31,	
	2008	2007
Common stock of The Charles Schwab Corporation 30,154,763 and 36,058,397 shares, respectively	$ 491,025,801	$ 924,400,101
Charles Schwab Stable Value Fund™—7,599,542 and 6,795,076 shares, respectively	$ 140,560,375	$ 120,401,245
Dodge & Cox Stock Fund—1,514,015 and 1,577,917 shares, respectively	$ 112,597,353	$ 218,194,556
PIMCO Total Return Institutional Fund—8,279,917 and 6,533,698 shares, respectively	$ 84,361,566	$ 69,858,539 (1)
American Funds Europacific Growth Fund of America - R5 Shares—2,703,292 and 2,581,766 shares, respectively	$ 75,556,999 (1)	$ 131,334,417

(1) These investments represented less than five percent of the Plan's net assets available for benefits at the respective date.

4. CHARLES SCHWAB STABLE VALUE FUND™ — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

Nature of investment contracts—The Charles Schwab Stable Value Fund™ (the Fund) invests primarily in wrap contracts, also known as synthetic guaranteed investment contracts. In a wrap contract, the underlying investments are owned by the Fund and held in trust for the Plan's participants. The Fund purchases a wrap contract from a high-quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrap contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Interest crediting rate—Wrap contracts' interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrap contracts use a formula that is based on the characteristics of the underlying portfolio of bonds:

$$CR = [(1+YTM) \times (FV/CV)^{1/Dur} - 1] - F$$

Where:	CR	= Contract interest crediting rate
	YTM	= Yield to maturity of underlying bonds
	FV	= Fair value of underlying bonds
	CV	= Contract value (principal plus accrued interest)
	Dur	= Duration of the portfolio
	F	= Wrap contract fees

Because changes in market interest rates affect the yield to maturity and the fair value of the underlying bonds, they can have a material impact on the contract's interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the fair value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the fair value of the underlying bonds relative to the contract value are represented on the statements of net assets available for benefits as the "Adjustment from fair value to contract value for fully benefit-responsive Charles Schwab Stable Value Fund™." If the adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the fair value of the underlying bonds. The embedded fair value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value of the underlying bonds. The amortization of the embedded fair value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrap contracts provided for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero, the wrap issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants' principal and accrued interest will be protected.

The key factors that influence future interest crediting rates for a wrap contract include:

- The level of market interest rates
- The amount and timing of participant contributions, transfers, and withdrawals into and out of the contract
- The investment returns generated by the bonds that back the wrap contract
- The duration of the underlying investments backing the contract

Events affecting contracts—The investment contracts for the Fund are all fully benefit-responsive at contract value. Participant-directed withdrawals in accordance with the Plan are payable at contract value even if the withdrawal is precipitated by an employer-initiated event, as long as the employee experiences a bona fide job loss. In the event of a spin-off or sale of a division where the employee does not experience a bona fide job loss, the issuer will make a clone contract available to the successor employer's plan.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the employer elects to withdraw from a contract in order to switch to a different investment provider, the amount withdrawn from the contract would be payable at fair value rather than at contract value.

There are no known circumstances that would limit the ability of the Fund to transact at contract value with the Plan's participants.

The contracts for the Fund limit the circumstances under which the issuer may unilaterally terminate the contract. The issuer may terminate the contract upon short notice upon the Plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the wrap contract at the fair value of the underlying bonds.

In all other circumstances, the contracts for the Fund permit the issuer to terminate their contract responsibilities only upon two to three years notice. Either the Fund can use this period to find a replacement wrap contract, or it can elect to change the investment strategy of the underlying investments to provide for a winding down of the issuer's responsibilities at contract value over time.

Average Yield—The average yield earned by the entire Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the Fund (irrespective of the interest rate credited to participants in the Fund) by the fair value of all investments in the Fund, for the year ended December 31, 2008 and 2007, was 5.25% and 4.45%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for the year ended December 31, 2008 and 2007, was 3.72% and 4.27%, respectively.

5. FAIR VALUE MEASUREMENTS

In accordance with SFAS No. 157, the Plan classifies its investments into three levels: Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value at December 31, 2008.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Investments:				
Mutual funds	$ 489,876,423	$ 47,307,138	$ -	$ 537,183,561
Common stock of The Charles Schwab Corporation	491,025,801	-	-	491,025,801
Self-directed brokerage accounts	205,827,405	36,807,057	-	242,634,462
Collective trust funds	-	206,352,708	-	206,352,708
Participant notes receivable	-	32,974,460	-	32,974,460
Total investments at fair value	$ 1,186,729,629	$ 323,441,363	$ -	$ 1,510,170,992

6. TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed CSC by a letter dated May 25, 2007, that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC. The dividend income earned on the CSC common shares held by the Plan was $7,314,984 and $44,685,491 for 2008 and 2007, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for CSTC's fees are paid directly by CSC. Subsidiaries of CSC also provide investment management services related to several plan investments including the common stock of CSC.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007, is as follows:

	2008	2007
Net assets available for benefits per the financial statements	$ 1,570,160,677	$ 2,364,777,110
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund	(6,818,341)	—
Net assets available for benefits per the Form 5500	$ 1,563,342,336	$ 2,364,777,110

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

	2008
Decrease in net assets available for benefits per the financial statements	$ 794,616,433
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2008	6,818,341
Adjustment from contract value to fair value for fully benefit-responsive Charles Schwab Stable Value Fund — December 31, 2007	—
Decrease in net assets available for benefits per Form 5500	$ 801,434,774

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94–3025021; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	30,154,763	$ 313,351,974	$ 491,025,801
	MUTUAL FUNDS:			
	Dodge & Cox Stock Fund	1,514,015	191,726,310	112,597,353
	American Funds Europacific Growth Fund of America - R5 Shares	2,703,292	122,109,833	75,556,999
**	Schwab Institutional Select S&P 500 Fund	9,347,943	100,998,844	66,463,874
	Rainer Small/Mid Cap Equity Portfolio Fund	7,461,694	76,548,347	47,307,138
	American Funds Growth Fund Of America - R5 Shares	3,106,795	100,379,346	63,502,886
	PIMCO Total Return Institutional Fund	8,279,917	87,420,398	84,361,566
**	Schwab International Index Select Fund®	2,539,069	46,056,840	33,541,099
	Royce Opportunity Fund Institutional Shares	5,417,970	62,869,136	30,340,631
**	Schwab Small-Cap Index Select Fund®	1,883,976	35,882,344	23,512,015
	Total mutual funds		823,991,398	537,183,561
	SELF-DIRECTED BROKERAGE ACCOUNTS		308,137,715	242,634,462
	COLLECTIVE TRUST FUNDS			
**	Schwab Managed Retirement Trust Funds™	5,399,245	83,483,679	61,044,811
**	Charles Schwab Stable Value Fund™	7,599,542	134,457,352	140,560,375
	SSGA Bond Index Fund	377,417	4,513,635	4,747,522
	Total collective trust funds		222,454,666	206,352,708
*	PARTICIPANT NOTES RECEIVABLE: 3,926 loans with interest rates ranging from 4.25% to 10.50%, maturing through 2023		32,974,460	32,974,460
	TOTAL		$ 1,700,910,213	$ 1,510,170,992

* A party in interest as defined by ERISA
** Managed by a party in interest as defined by ERISA

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-44793 and 333-71322 of The Charles Schwab Corporation on Form S-8 of our report dated June 19, 2009 relating to the financial statements and financial statement schedule of the SchwabPlan Retirement Savings and Investment Plan, appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement Savings and Investment Plan for the year ended December 31, 2008.

Deloitte & Touche LLP

June 19, 2009